8POINT3 ENERGY PARTNERS LP

77 Rio Robles

San Jose, California 95134

August 24, 2016

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	William Thompson
Accounting Branch Chief
Office of Consumer Products

RE:	8point3 Energy Partners LP
Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015
Response Dated August 5, 2016
File No. 1-37447

Ladies and Gentlemen:

Set forth below are the responses of 8point3 Energy Partners LP (the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2016, with respect to the response letter dated August 5, 2016 that the Partnership provided in response to the Staff’s comments by letter dated July 26, 2016, with respect to the Partnership’s Transition Report on Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015, filed on January 28, 2016, File No. 001-37447 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K, and all references to page numbers and captions correspond to the Form 10-K, unless otherwise specified.

Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity, page 128

1.	We reviewed your response to comment 9. Please tell us how the amounts provided in the response reconcile to the consolidated statements of cash flows.

RESPONSE: The Partnership respectfully advises the Staff that the $54,126,000 related to the cost of the SunPower contributed Project Entities was comprised of (i) $50,683,000 related to an

United States Securities and Exchange Commission

increase in property and equipment, as the projects held by the Project Entities contributed by SunPower were under construction and being completed during the eleven-month period ended November 30, 2015, which was disclosed in the line item “Property and equipment additions funded by SunPower post-IPO” under the “Non-cash transactions” section of the consolidated statements of cash flows; and (ii) $3,443,000 of other items which were primarily related to an increase subsequent to the IPO of $3,521,000 in network upgrade receivables for the Quinto Project Entity contributed by SunPower, which was also a non-cash item and hence was not included in the consolidated statements of cash flows. In addition, the $3,900,000 indemnity payment by SunPower was included in the line item “Capital contributions from SunPower” under the “Cash flows from financing activities” section of the consolidated statements of cash flows.

Notes to Consolidated Financial Statements

Note 4. Investment in Unconsolidated Affiliates, page 139

2.	We reviewed your response to comment 12. You use the term “accretes” in your response. Please confirm that this term is used since you determined that your proportionate share of the investment fair value was less than the book value. Please also tell us how the difference was allocated and where the $717,000 accretion for the period ended November 30, 2015 is presented in the consolidated statement of operations.

RESPONSE: The Partnership respectfully confirms to the Staff that the term “accretes” is used because the Partnership determined that its proportionate share of the investment fair value is less than the book value. The difference is due to the value of the associated property and equipment which is accreted over the asset life in the “Investment in unconsolidated affiliates” line item in the consolidated balance sheet. The $717,000 accretion for the period ended November 30, 2015 is presented in the “Equity in earnings of unconsolidated investees” line item in the consolidated statement of operations.

Note 16. Income Taxes, page 154

3.	We reviewed your response to comment 14. Please disclose that OpCo is a non-taxable partnership in future filings.

RESPONSE: In consideration of the Staff’s comment, the Partnership undertakes to disclose in future filings that OpCo is a non-taxable partnership.

4.	We reviewed your response to comment 16. Reference is made to your disclosure in the first paragraph following the rate reconciliation on page 155 that, “[t]he Predecessor’s loss subsequent to the IPO was approximately $20.1 million or $7.0 million tax-effected.” In future filings, please revise to state that these amounts relate to the period from December 29, 2014 to the IPO rather than subsequent to the IPO or advise why your current disclosure is correct.

RESPONSE: In consideration of the Staff’s comment, the Partnership undertakes to revise the disclosure in future filings to read as follows: “The Predecessor’s loss for the period from December 28, 2014 to the date of the IPO was approximately $20.1 million or $7.0 million tax-effected.”

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United States Securities and Exchange Commission

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason Dymbort, General Counsel of 8point3 General Partner, LLC at (908) 809-4130 or Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527.

Very truly yours,

8POINT3 ENERGY PARTNERS LP

By:	8point3 General Partner, LLC,
its general partner

By:	/s/ Bryan Schumaker
Bryan Schumaker
Chief Financial Officer

cc:	Adam Phippen, Securities and Exchange Commission

Mara L. Ransom, Securities and Exchange Commission

Charlie Guidry, Securities and Exchange Commission

Lilyanna Peyser, Securities and Exchange Commission

Charles D. Boynton, 8point3 General Partner, LLC

Jason Dymbort, 8point3 General Partner, LLC

Joshua Davidson, Baker Botts L.L.P.